FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

January 18, 2012

Maryse Mills - Apenting, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Online-Redefined, Inc.

Amendment Number 2 to Registration Statement on Form S-1

File No. 333-176752

Dear Ms. Mills- Apenting:

I am securities counsel to Online-Redefined, Inc. (the “Company”) and am submitting this letter in conjunction with the Company’s filing of Amendment Number 2 to the above referenced Registration Statement (the “Amendment”) and in response to your letter dated December 20, 2011 (the “Letter”).

The Amendment represents (i) a response to the comments in the Letter; and (ii) where appropriate, a general updating.

The numbered paragraphs below correspond to the numbered paragraphs in the Letter.

1.

We have enhanced the description of our business on page 4, the summary and in the business portion of the prospectus in response to the comment.  We believe we have described the additional services we will offer after we expand and refocus our business.

2.

We have made changes in the business section and liquidity in response to the comment.

3.

The signature page is dated.

4.

Exhibit 5.1 has been re-filed.

If you require anything further, do not hesitate to contact me.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton